EXHIBIT 99.1











General FINANCE CORPORATION

NASDAQ: GFN

Investor Presentation
Through Fiscal Year Ended June 30, 2017

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 87 branch locations across North America and Asia-Pacific

- 100% ownership of Pac-Van and Lone Star Tank Rental in North America

- Over 50% ownership of Royal Wolf in the Asia-Pacific region at June 30,2017, and will acquire the outstanding public noncontrolling interest in the first half of FY 2018

- 100% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- FY 2017 consolidated revenues of $276.9 million; consolidated adjusted EBITDA of $61.0 million*









GeneralFINANCE
CORPORATION

*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (6/30/17): 51,528

Freight Containers



Fleet Units (6/30/17): 8,272

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (6/30/17): 4,097

Modular Space Fleet Units

Office Containers



Fleet Units (6/30/17): 11,157

Mobile Offices



Fleet Units (6/30/17): 4,491

Modular Buildings



Fleet Units (6/30/17): 1,167

GeneralFINANCE
CORPORATION

Investment Highlights

Human Capital

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class

- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance

- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Ronald Valenta	Chairman, CEO	- Founder, Mobile Services Group, Inc. - Founding Director, National Portable Storage Association - Arthur Andersen & Co.
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Jody Miller	President	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	CEO, President of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

GeneralFINANCE
C O R P O R A T I O N

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level

- 52 branches in the United States - presence in 47 of top 100 MSAs

- FY 2017 Net Promoter Score ("NPS") of 85% for Pac-Van

- 3 branches in Western Canada

- Total lease fleet of 38,482 units

- FY 2017 revenue of $163.8 million

- FY 2017 adjusted EBITDA of $39.8 million*

North American Branch Network



INDIANA
Elkhart

OHIO
Cincinnati
Cleveland
Columbus
Toledo

KENTUCKY
Lexington
Louisville
Paducah

General **FINANCE**
C O R P O R A T I O N

Note: Branch figures as of June 30, 2017.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 37% market share [1] in Australia and New Zealand

- Only container leasing and sales company with a nationally integrated infrastructure and workforce

- Largest branch network of any storage container company in Australia and New Zealand

  – 21 branches in Australia

  – 11 branches in New Zealand

  – Represents all major metropolitan areas

- Total lease fleet of 42,230 units

- FY 2017 revenue of $108.2 million

- FY 2017 adjusted EBITDA of $27.4 million [2]



Asia-Pacific Branch Network

Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
Toowoomba
South Brisbane
Gold Coast
Geraldton
Newcastle
Perth-Bassendean
Central Coast
Moorebank
Adelaide
Whangarei
Albury
Wollongong
Silverdale
Canberra
Auckland
Tauranga
Hamilton
Melbourne -Sunshine
Napier
Palmerston North
Melbourne - Clayton
Nelson
Wellington
Launceston
Christchurch
Hobart
Dunedin

GeneralFINANCE
C O R P O R A T I O N

Note: Branch figures as of June 30, 2017.
(1)   Management estimate.
(2)   Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations FY2017



North America Leasing Operations FY2017



Asia-Pacific Leasing Operations FY2017



- *Over 44,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 3% of venue's respective FY2017 revenue*

GeneralFINANCE
CORPORATION

Note: FY 2017 revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

Compelling Unit Economics



Best Rental Asset

Minimal Maintenance Expense

Typical Cost: $2,000 - $2,500

Long Economic Life

Typical Rent: $100/Cycle

Attractive Tax Attributes

Typical Utilization Rate: 80%

High Incremental EBITDA Margin

General **FINANCE**
C O R P O R A T I O N

Historical Financial Summary

Revenue



Leasing Revenue



Adjusted EBITDA[1]



Free Cash Flow Before Net Fleet Activity and Acquisitions[1]



(1) Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn





(1) Represents total debt, less cash, divided by TTM Adjusted EBITDA
(2) Pro Forma to include Lone Star Tank Rental, acquired in April 2014

Capital Structure as of 6/30/17

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $7.8 million		
Debt	• $75.3 million 8.125% Senior Notes[1] • $9.9 million Term Loan[1]	• $81.1 million outstanding on $115.3 million (A$150.0 million) Senior Credit Facility[2]	• $180.9 million outstanding on $237.0 million Senior Credit Facility • $8.4 million – other[3]
Common equity	• 26.6 million shares outstanding	• 100.4 million shares outstanding • 51% of shares owned by General Finance	• North America leasing and manufacturing operations, 100% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]Net of $2.1 million and $0.1 million deferred financing costs for the Senior Notes and Term Loan, respectfully.
[2]Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.769 AUD/USD as of 6/30/17.
[3]Other debt includes $3.7 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition.

*General*FINANCE
CORPORATION

Appendix

General Finance Organizational Structure [1] [2]



(1)   Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2)   Reflects consolidated revenues for FY2017
(3)   Will acquire the outstanding public noncontrolling interest in the first half of FY 2018

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,							
	2010	2011	2012	2013	2014*	2015	2016	2017
Net income (loss)	$ (8,956)	$ (8,858)	$ 8,742	$ 11,413	$ 15,149	$ 13,045	$ (3,286)	$ (847)
Add (Deduct) --								
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	8,697	(2,191)	(25)
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	1,372	273	309	351
Interest expense	15,974	20,293	12,743	10,969	11,952	21,096	19,648	19,653
Interest income	(234)	(487)	(157)	(58)	(52)	(68)	(97)	(66)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	38,571	38,634	40,092
Impairment –goodwill/ trade name	7,633	5,858	---	---	---	---	3,068	---
Share-based compensation expense	629	693	901	1,316	1,938	2,174	2,388	1,374
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	365	---	---
Inventory write-downs and related	---	---	---	---	---	---	1,630	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	---	727	---
Refinancing costs not capitalized	---	---	---	---	---	---	---	437
Adjusted EBITDA	$ 31,456	$ 37,979	$ 46,070	$ 53,048	$ 69,106	$ 84,153	$ 60,830	$ 60,969

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,					
	2012	**2013**	**2014**	**2015**	**2016**	**2017**
Operating income (loss)	$5,881	$8,403	$13,323	$18,425	$17,984	$19,551
Add --						
Depreciation and amortization	5,789	6,154	7,928	11,306	13,154	13,663
Share-based compensation expense	197	259	312	303	374	333
Inventory write-downs	---	---	---	---	123	---
Refinancing Costs Not Capitalized	---	---	---	---	---	437
Adjusted EBITDA	$11,867	$14,816	$21,563	$30,034	$31,635	$33,984

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)	Year Ended December 31,	Year Ended June 30,			
	2013	2014	2015	2016	2017
Operating income (loss)	$15,033	$16,372	$8,233	($1,541)	($3,916)
Add --					
Depreciation and amortization	5,356	8,013	11,345	10,529	9,666
Share-based compensation	---	1	11	22	41
Adjusted EBITDA	$20,389	$24,386	$19,589	$9,010	$5,791

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)								Year Ended June 30,
	Year Ended June 30,							
	2012	**2013**	**2014**	**2015**	**2016**	**2017**		**2017**
Operating income	A$23,185	A$26,397	A$29,977	A$25,672	A$17,637	A$14,340		US$10,768
Add (Deduct) --								
Depreciation and Amortization	12,704	14,997	17,190	18,604	19,685	22,145		16,699
Share-based compensation expense	297	567	932	1,037	1,315	(83)		(74)
Non-recurring severance costs and CEO retirement compensation	---	---	---	---	975	---		---
Adjusted EBITDA	A$36,186	A$41,961	A$48,099	$A45,313	A$39,612	A$36,402		US$27,393

GeneralFINANCE CORPORATION

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 10	FY 11	FY 12	FY 13	FY 14	FY15	FY16	FY17
Cash From Operations	$16.7	$18.5	$15.2	$34.9	$51.5	$38.2	$48.8	$35.3
Add-back Changes in Fleet Inventory	(4.4)	(1.6)	10.4	(4.8)	(12.4)	3.2	(3.0)	(4.0)
Adjusted Cash From Operations	$12.3	$16.9	$25.6	$30.1	$39.1	$41.4	$45.8	$31.3
Cash From (Used In) Investing	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)	($30.7)
Add-back Business and Real Estate Transactions	-	0.9	4.6	14.6	90.7	44.4	10.4	5.0
Add-back Net Fleet Purchases	(2.9)	16.1	45.4	47.6	65.7	54.6	20.8	21.8
Adjusted Cash Used In Investing	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)	($3.9)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$10.1	$13.2	$22.4	$22.6	$31.9	$33.0	$41.6	$27.4

GeneralFINANCE
CORPORATION

(1)   Prior to dividends paid on preferred stock.











General FINANCE CORPORATION

NASDAQ: GFN